FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 20, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

20 June 2024
Purchase of Sainsbury's Bank assets & liabilities

Natwest Group plc ("NatWest Group") today announces that it has entered into an agreement with Sainsbury's Bank plc ("Sainsbury's Bank") to acquire the retail banking assets and liabilities of Sainsbury's Bank which comprises its outstanding credit card, unsecured personal loan and saving accounts.

NatWest Group expects to acquire approximately £2.5 billion of gross customer assets, comprising £1.4 billion of unsecured personal loans and £1.1 billion of credit cards balances, together with approximately £2.6 billion of customer deposits.

As part of the transaction NatWest Group also expects to add around one million customer accounts.

Paul Thwaite, NatWest Group CEO, commented:
"Following today's announcement, we look forward to welcoming new customers to NatWest Group, where they will benefit from our expertise and award-winning digital banking offering. This transaction is a great opportunity to accelerate the growth of our Retail Banking business at attractive returns, in line with our strategic priorities. As well as a complementary customer base, the transaction is expected to add scale to our credit card and unsecured personal lending business within existing risk appetite.  NatWest Group has a strong track record of successful integration, and we are focussed on ensuring a smooth transition for customers."

Simon Roberts, Sainsbury's CEO, commented:
"I am pleased to be announcing this news today. NatWest's values and customer focus are a close fit with ours and as one of the UK's leading banks, NatWest's scale and financial services expertise will ensure our existing financial services customers continue to be well looked after. There will be no immediate change for our bank customers as a result of this announcement. Today's news means we will focus all our time and resources going forward on growing our core retail business, delivering great quality and value, week in week out."

This transaction is expected to have a 20 basis point impact on NatWest Group's CET1 ratio upon completion and be EPS and RoTE accretive upon completion.

Additional information

●
NatWest Group is entering into this transaction through its subsidiary, National Westminster Bank plc.
●
The transaction will be effected through a banking business transfer under Part VII of the Financial Services and Markets Act 2000.
●
Completion of the transaction is conditional on court sanction and regulatory approval or non-objection. Before completion, customary completion matters are due to be finalised, including a transitional services agreement. Subject to this, completion is expected to occur during the first half of 2025.
●
The operational infrastructure and commission income businesses of Sainsbury's Bank including ATMs, insurance and travel money are not included in this transaction. Argos Financial Services is also not included in this transaction perimeter.
●
Forecast balance sheet and account values disclosed are at completion which is assumed to be 31 March 2025.  Under the terms of the transaction, the gross customer assets and liabilities and associated cash at completion will transfer to NatWest Group and an agreed £125M consideration will be payable from Sainsbury's Bank to NatWest Group. The forecast utilises values which are based on management information provided by Sainsbury's Bank. Actual gross customer assets, balances and customer accounts to be acquired may vary at completion.  The final consideration will reflect the value of assets and liabilities transferred at completion of the transaction and will be subject to certain customary adjustments.
●
There is no immediate change for our new customers and they will be contacted in due course.

Further information

Investor Relations: + 44 (0)207 672 1758
Media Relations: + 44 (0)131 523 4205

Legal Entity Identifiers

NatWest Group plc: 2138005O9XJIJN4JPN90
National Westminster Bank plc: 213800IBT39XQ9C4CP71

Caution about forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', EPS (earnings per share) and ROTE (return on tangible equity), 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document includes forward-looking statements relating to (a) the expected or estimated impact of the acquisition on NatWest Group, including the number of customer accounts, gross customer assets, loan, credit card and deposit balances  to be acquired by NatWest Group at expected completion of the acquisition, the expected impact on Natwest Group's CET 1 ratio  and expectations that the acquisition will be EPS and ROTE accretive for NatWest  Group or (b) NatWest Group in respect of, but not limited to its economic and political risks, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its strategy, its climate and sustainability-related targets, increasing competition from incumbents, challengers and new entrants and disruptive technologies, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions, processes and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement are discussed in NatWest Group's 2023 Annual Report on Form 20-F, NatWest Group's Interim Management Statement for Q1 2024 on Form 6-K, and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Date: 20 June 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary